Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF HURCO COMPANIES, INC.

Name	Jurisdiction Of Incorporation
Hurco B.V.	the Netherlands
Hurco Europe Limited	United Kingdom
Hurco GmbH	Federal Republic of Germany
Hurco Manufacturing Ltd.	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore